June 4, 2019

John Ganley

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: Vertical Capital Income Fund File Nos. 333-208597 and 811-22554

Dear Mr. Ganley:

On May 24, 2019, Vertical Capital Income Fund (the "Registrant") filed a Preliminary Proxy Statement pursuant to Section 14(a) of the Securities Exchange Act of 1934 (the "Proxy"). On June 3, 2019, you provided oral comments. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Unless otherwise noted, capitalized terms used herein shall have the same meaning prescribed to them in the Proxy.

Comment 1. Under the sub-heading "Performance," included under the heading "Evaluation by the Board of Trustees," there is an explanation "…that interval fund comparisons are useful from a management fee and expense ratio, but they are not entirely useful from a performance standpoint because of the Fund’s novel strategy." Please include an explanation of way in which the Fund’s strategy is novel.

Response: The Registrant has added the following sentences immediately following the one referenced above. "The Fund’s strategy is novel when compared to other interval funds because the Fund’s portfolio is composed solely of individual mortgage notes. While some other interval funds may include real estate related securities in their portfolios, none follow a strategy as focused as the Fund’s."

Comment 2. Under the sub-heading "Fees and Expenses," included under the heading "Evaluation by the Board of Trustees," there is a reference to a draft semi-annual report. Since the semi-annual report is no longer a draft, please delete reference to "draft."

Response: The Registrant has removed reference to "draft."

Comment 3. Under the sub-heading "Fees and Expenses," included under the heading "Evaluation by the Board of Trustees," there are references to ranges of reasonable management fees and expenses. Please revise this section to provide more specific references to averages and maximums and qualify references to reasonable to invoke the Trustees view rather than state reasonable as an absolute.

Response: The Registrant has made the following revisions to provide more specific references to averages and maximums and removed references to reasonable.

Fees and Expenses. The Trustees noted that the Adviser charges an advisory fee of 1.25% and that the Fund had a net expense ratio of 2.50% as of the February 2019 prospectus and a more recent estimated net expense ratio of 2.57%, based on the ~~draft~~ March 31, 2019, semi-annual report. The Trustees reviewed average fees for two peer groups: (i) closed-end exchange traded real estate and mortgage related funds, and (ii) closed-end interval funds. The Trustees acknowledged that neither peer group was precisely comparable to the Fund due to various factors including the significantly larger size of some peer funds, and differing strategies and objectives, but agreed the information was relevant. They noted that the Fund’s advisory fee was lower than the interval fund peer group average. They also noted that, while above the exchange traded fund peer group average of 1.21%, the Fund’s advisory fee was significantly below the 1.76% upper end of the ~~within the~~ range of ~~reasonable~~ advisory ~~management~~ fees of the exchange traded peer group. The Trustees also observed that Fund’s net expense ratio ~~is~~ was above the 1.99% average of the interval fund peer group and above the 2.32% average of the exchange traded fund peer group. They further observed that while Fund expenses were above average, they were below the 2.82% upper end of the interval fund peer group and below the 3.41% upper end of the exchange traded fund peer group. ~~within the range of reasonable expenses of both peer groups.~~ The Trustees concluded that the advisory fee and Fund expenses were not unreasonable. The Trustees noted that the Adviser had~~s~~ agreed to an Expense Limitation Agreement, whereby the Adviser would~~ill~~ waive its fees and pay or absorb the ordinary operating expenses of the Fund (including offering expenses, but excluding interest, brokerage commissions, extraordinary expenses and acquired und fees and expenses) to the extent that they exceed 2.25%.

If you have any questions concerning this request please contact JoAnn Strasser at (614) 469-3265 or Parker Bridgeport at (614) 469-3238.

Sincerely,

/s/ Parker Bridgeport

Parker Bridgeport